

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 25, 2011

Alida Heyer
Golden Fork Corporation
8 Hermitage Way, Meadowridge
Constantia, 7806 Western Cape
RSA

> **Re: Golden Fork Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 14, 2011**
> **File No. 333-169152**

Dear Ms. Heyer:

We have reviewed your responses to the comments in our letter dated December 9, 2010 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Our Business, page 1

1. We note your response to our prior comment 3. Please remove the first sentence in the fourth paragraph of this section as it seems that you intend to operate a company with one or two employees depending upon the amount of proceeds raised in this offering.

Description of Business, page 13

2. We note your response to our prior comment 13 and reissue. We note your disclosure on page 13 that "[t]he annual revenues from the personal chef business are expected to reach $1.2 billion by 2010 as cited in Entrepreneur Magazine." Please advise as to whether this estimate of annual revenues is for the specific geographic market you intend to target. To the extent that it is not an estimate for the specific geographic market you intend to target, please disclose. In addition, please remove the third sentence of the fourth paragraph on page 15 as you do not provide "estimated annual revenues" for your business.

Our Strategy, page 13

Golden Fork's Material Steps Towards Execution of Our Business Plan, page 13

Website, page 13

3. Please revise to clarify what you mean by "within 90 days of completion of our registration statement" on page 13 and by "within less than 90 days" in paragraph 2 of

your plan of operation on page 19. In this regard, we note your disclosure on page 18 that your website "will be fully completed within approximately 90 days from the completion of your offering." In addition, please reconcile your disclosure on page 13 that your website will be "sufficiently developed for use in your operations within 90 days" with your disclosure on page 18 that it will be "fully completed within approximately 90 days" or advise.

4. We note your disclosure that you "hope to partner with event planners." Please disclose the additional steps, if any, you have taken and intend to take to so that you can "partner with event planners." In this regard, we note your disclosure on page 15 that you "are developing relationships with several event planners, banquet halls, and other venues."

5. Please revise to state that it is your belief that "the relationships built are arguably stronger because of the relationship that is established over time" on page 13.

Kitchen, page 13

6. Please revise this section to include the amount of expenses you estimate that you will incur in transporting food from the kitchen to catering sites. In this regard, we note your disclosure on page 6 that you will use between $1,000 and $20,000 of the proceeds from the offering for car and equipment rental for the delivery of food to catering sites.

Estimate fees charge for catering services, page 13

7. We note your disclosure at the bottom of page 13 regarding the hourly rate for labor cost. Please revise to clarify that this is rate the that you will charge for the larger events you reference on page 16 or advise.

Catering Competition, page 14

8. Please state that it is your believe that creating a unique corporate identity will create customer loyalty and help you gain a competitive advantage on page 14.

9. Please revise to clarify what you mean by "[m]ost catering clients tend to contract for repeat business with a handful of 'recommended' caterers." Is this a belief?

10. Please advise as to how you selected the four catering companies listed on page 14 out of "the hundreds of catering establishments available in Cape Town." To the extent that the companies listed on page 14 are the "handful of recommended caterers" you refer to on page 14, please remove the references to these companies or disclose that, given the stage of development of your business, you are unlikely to compete with any of these companies.

11. Please revise the second sentence on page 15 to state that the assertion made in this sentence is your belief.

12. Please revise to state that it is your belief that your menus "allow the customer to have input in a way that larger, more established caterers and restaurants do not" and furnish us with support that what you say about your competitors on page 15 is accurate or delete it. In addition, please revise to state that it is your belief that "Golden Fork's key competitive advantages include" the items listed in the last sentence of the first paragraph on page 15.

13. Please advise as to how you have estimated your dry stock, food, and beverage expenses as it seems that these expenses will depend on the size and quantity of events that you cater.

Target Market, page 15

14. Please disclose the fees you expect to charge for providing cooking lessons on page 15.

15. We note that you plan on participating in expositions such as wedding expositions. However, you do not include this in your budget or timeline on pages 13 and 16. Please disclose the estimated cost of participating in such expositions.

Marketing, page 16

Marketing Strategies, page 16

16. We note your response to our prior comment 14 and reissue. Please remove the word "easily" from the first sentence in your Marketing Strategies section on page 16.

Revenue, page 16

17. We note your response to our prior comment 16 and reissue. Please reconcile your disclosure on page 17 regarding the price for your catering service with your disclosure on page 13. For example, on page 13, you state that parties exceeding 10 people will have a lower per person price, but, on page 17, you indicate that a party of less than 50 people will be charged the same price.

Management's Discussion and Analysis of Financial Condition or Plan of Operation, page 18

Plan of Operation, page 19

18. Please reconcile your disclosure on page 13 that you will advertise during the 90 days you are developing your website with your disclosure on page 19 that you will begin to market your business after the website is fully developed.

19. We note that on page 20 you state that you are seeking equity financing "in addition to this offering." Please provide your legal analysis of why you believe such efforts should not be integrated with this offering.

Executive Compensation, page 22

Summary Compensation Table, page 22

20. Please revise your summary compensation table on page 22 to correspond to the tabular format specified in Item 402(n) of Regulation S-K.

21. We note your response to our prior comment 22 that you issued 2,000,000 shares of your common stock as compensation to Ms. Heyer in consideration of her services to the company. However, we also note your disclosure on page 27 that you sold these shares to her for $20.00. Please advise and reconcile your disclosure as necessary.

Other

22. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

23. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Efrossyni Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile: (980) 422-0334
         Jared P. Febbroriello, Esq.
         JPF Securities Law, LLC